Vasogen Inc.
                                                                INVESTOR CONTACT
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1                                    Glenn Neumann
tel: (905) 569-2265   fax: (905) 569-9231                     Investor Relations
www.vasogen.com                                                   (905) 569-9065
                                                            investor@vasogen.com
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FOR IMMEDIATE RELEASE


                Vasogen Advances Development of Psoriasis Therapy

Toronto, Ontario (January 31, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW), developer of proprietary immune modulation therapies for the treatment of autoimmune and inflammatory diseases, today announced a multi-center clinical trial of its VAS972 therapy for the treatment of patients with moderate to severe psoriasis. The trial, subject to regulatory approval, will be led by Dr. Daniel Sauder, Professor and Chief of Dermatology at the Sunnybrook Health Sciences Centre, University of Toronto.

The multi-center clinical trial, which will enroll over 100 patients at four sites, is designed to study optimized treatment schedules and provide further information supporting the efficacy of VAS972 immune modulation therapy. Successful completion of this trial will position the Company to enter pivotal trials for regulatory approval. This new study follows the successful completion of a feasibility clinical trial of VAS972, reported in the fourth quarter of 2000.

"By demonstrating positive clinical results and an excellent safety profile of VAS972 in our initial trial, we have provided a solid foundation on which to advance the development of this promising therapeutic intervention," said Dr. Daniel Sauder, lead investigator for the study. "Psoriasis is such a disfiguring and socially distressing condition that patients are often forced to resort to toxic immunosuppressive therapies in an effort to control their disease. Vasogen's immune modulator has shown none of these toxicity problems and therefore offers the potential for a major advance in the treatment of this debilitating disease."

The first clinical trial of VAS972 in moderate to severe psoriasis showed that 70% of patients receiving VAS972 reported symptomatic improvement by patient global assessment by the end of their first course of therapy. Furthermore, using the psoriasis area severity index (PASI) score, 50% of patients receiving active therapy experienced a clinically significant benefit (greater than 40%
improvement in PASI score), and, of these, 80% had a greater than 50% improvement; double that seen in the placebo group.

"The results from our first clinical trial in psoriasis have positioned the Company to expand its clinical program in this devastating autoimmune disease," said Dr. Clive Ward-Able, Vasogen's Vice President of Research and Development. "The forthcoming multi-center trial affirms our commitment to rapidly advancing the regulatory development of our immune modulation therapy for a number of high value indications."

                                    - more -
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                                                     ...page 2, January 31, 2001


Psoriasis is an autoimmune disease and one of the most common dermatological conditions, occurring in up to 2% of the world's population. It is a serious skin disorder characterized by immune-related inflammation and excessive skin cell growth. In the United States alone, at least 150,000 new cases of psoriasis are diagnosed each year and the number of patient visits to physicians exceeds
1.25 million annually. Furthermore, the annual cost of psoriasis out-patient care in the United States is estimated to exceed US $3 billion.

Vasogen's immune modulation therapy is designed to target disease-causing processes in psoriasis by beneficially modulating immune responses that lead to destructive inflammation. In addition to psoriasis treatment, the Company is developing immune modulation therapies for a number of other conditions characterized by immune system dysfunction and inflammation, including peripheral vascular disease, graft-versus-host disease, congestive heart failure, ischemia/reperfusion injury, and chronic lymphocytic leukemia.

      Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.